

Mail Stop 7010

July 14, 2006

Via U.S. mail and facsimile

Mr. Kevin Kreisler
Chief Executive Officer
Veridium Corporation
535 West 34th Street, Suite 203
New York, NY 10001

> RE: Form 10-KSB for the fiscal year ended December 31, 2005
> Form 10-QSB for the period ended March 31, 2006
> Form 8-K dated April 28, 2006
> File No. 000-50469

Dear Mr. Kreisler:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition

1. We note your response to prior comment 31. It remains unclear why it is appropriate to accrue the costs associated with proper recycling or disposal of materials at the time when you pick up the waste rather than to defer the revenues related to these services until the recycling and disposal of materials is completed. Please provide us with a detailed explanation as to how you determined this accounting treatment is appropriate, with reference to applicable accounting literature. Please be advised that when a customer is billed may not necessarily be when revenue should be recognized under GAAP.

Note 6. Acquisitions

2. Revise future filings to provide the disclosures required paragraphs 51(b), 54 and 55 of SFAS 141.

Note 7. Long-Lived Assets

3. Given your recurring net losses and net cash used in operating activities, it is not clear how you determined that there was no goodwill impairment for your continuing operations in 2005. Please provide us with your 2005 goodwill impairment analysis. Your analysis should clearly demonstrate how you determined your reporting units, how you assigned assets and liabilities, including goodwill, to each reporting unit, and how you determined goodwill impairment. Please also provide us with a summary of the significant assumptions used in your analysis as well as a discussion of how you determined each significant assumption was reasonable and appropriate. For example, you should discuss and provide support for the growth rates and discount rates you used. In addition, we continue to believe that your disclosures under critical accounting policies do not adequately address your evaluation of the recoverability of goodwill and we reissue prior comment 35 from our letter dated August 12, 2005. Supplementally, provide us your proposed revisions.

Note 13. Stockholders' Equity

4. We note your response to prior comment 37. You state that employees receiving dilution and price protections were provided with such protection due to their provision of services for you at a time when you could not afford to pay cash. Given the purpose of these agreements and that it appears only select employees and

shareholders were given these protections, it remains unclear how you determined
you did not need to record compensation expense. For each of the two years ended
December 31, 2005 as well as the three months ended March 31, 2006, provide us
with a listing of all shares that were issued to employees pursuant to these
agreements. This listing should include how many shares were issued, when they
were issued, and your stock price on the date of issuance.

Note 17. Restatement

5. Please explain to us how you determined the amounts of the restatements, the amount
of the liability for the derivative instrument and the amounts of preferred dividends as
of and during the years ended December 31, 2005 and 2004. In addition, please
explain to us how you determined the amount of the liability for the derivative
instrument and the amount of preferred dividends as of and during the period ended
March 31, 2006.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2006

Consolidated Balance Sheet

6. For each series of preferred stock, please revise future filings to provide the
disclosures required by paragraphs 4 through 8 of SFAS 129. This should include the
rights and privileges of each series.

Notes to Financial Statements

Note 3. Significant Accounting Policies

Revenue Recognition – Veridium Industrial Design Corporation

7. Please tell us the nature of the revenue for which you are recognizing revenue on the
percentage-of-completion method. Tell us how you determined it is appropriate to
use this method in accordance with paragraphs 12 through 15 of SOP 81-1. Tell us
the amount of revenue recorded during the quarter ended March 31, 2006 as well as
the amount of deferred revenue recorded related to these revenues at March 31, 2006.

Note 6. Financing Arrangements

8. We note that you converted multiple debt amounts into equity during the quarter
ended March 31, 2006. Please explain to us how you accounted for these debt
conversions; it is not clear how these conversions are reflected in your financial
statements. Please address each of these conversions in your explanation, which
include the Laurus Master Fund Convertible Notes as well as the GCS Demand Note,
Subordinated Balloon Note, and Convertible Preferred Debenture.

FORM 8-K DATED APRIL 28, 2006

9. Please tell us how you accounted for the modification of conversion terms associated with the Cornell Capital Partners, LP Agreement.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692, in her absence, to Anne McConnell at (202) 551-3709.

Sincerely,

Rufus Decker
Accounting Branch Chief